SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

G. Willi-Food International Ltd.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd. ("WIL"), reported that at a hearing to discuss an urgent motion for relief filed against WIL in Israeli court, the parties reached an agreement which has the effect of a judgment as follows: on June 1, 2017, WIL will call for a special meeting of its shareholders to be convened on June 11, 2017, and on the agenda of this meeting will be three proposals: (i) appointment of Mr. Zvi Williger, Mr. Kobi Navon, Mr. Benzi Sao and Mr. Joseph Williger as directors of WIL; (ii) grant of letters of exemption, indemnification and insurance to the directors who will serve in such capacity for WIL from time to time, other than Mr. Joseph Williger and his brother Mr. Zvi Williger and except for future controlling shareholders of the Company; and (iii) termination of the term of office of all current directors of WIL (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Ms. Shalhevet Hasdiel, Mr. Eli Arad and Arik Safran) other than external directors of WIL.  In addition, WIL will add another item to the agenda of the meeting with regarding to run off liability insurance for directors and officers of WIL who will end their term of service during June 2017, subject to WIL, WIL directors or WIL officers or anyone on their behalf not claiming that WIL's own controlling shareholder, B.S.D. Crown Ltd. (formerly known as Emblaze Ltd.), has a negative personal interest in its vote in the WIL shareholder meeting.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: June 1, 2017